Christopher Trueax

Associate

+1.215.963.5608

christopher.trueax@morganlewis.com

December 4, 2024

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 369, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 370, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the LSV Disciplined Value ETF (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by LSV Asset Management (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

PROSPECTUS COMMENTS

Fund Fees and Expenses

1.	Comment. In the Fee Table, to the extent that the management fees represent a unitary fee, please clarify the types of fees, such as transaction fees, that are not paid by the Adviser in a footnote disclosure.

Response. The Fund has made the requested revisions.

Principal Investment Strategies

2.	Comment. In light of the upcoming compliance deadline of amended Rule 35d-1 under the 1940 Act and with reference to the first sentence of the first paragraph of the Fund’s principal investment strategies section, please consider revising the Fund’s 80% policy to include “value.”

Response. The Fund respectfully declines to adopt an 80% policy incorporating the concept of “value” at this time. The Fund notes that the compliance deadline for the recent amendments to Rule 35d-1 has not yet occurred, and the Fund intends to make any necessary changes to comply with amended Rule 35d-1 at a future date, in advance of that compliance deadline.

Raymond Be, Esq.

December 4, 2024

3.	Comment. We note that the last sentence of the first paragraph of the Fund’s Principal Investment Strategies section states that “the Fund generally invests in companies with market capitalizations of $1 billion or more at the time of purchase.” However, we also note that the Fund identifies “Small-Capitalization Company Risk” as a principal risk factor. Please clarify whether the Fund will invest in small-capitalization companies as part of its principal investment strategy, or delete the risk factor.

Response. The Fund does not believe “Small-Capitalization Company Risk” is a principal risk factor, and, therefore, has deleted the risk factor.

4.	Comment. With reference to the last sentence of the third paragraph, which states that the “Adviser manages the Fund conservatively relative to the LSV Value Equity Fund by further restricting the investment model with respect to (1) industry and sector allocations and (2) security weightings relative to the S&P 500 Index benchmark”:

a. Please supplementally explain why this statement is included and how it helps investors understand the Fund’s principal investments strategy disclosure.

Response. The Fund included the referenced sentence because it believes the sentence helps to differentiate the Fund from the LSV Value Equity Fund, which is another series of the Trust and managed by the Adviser pursuant to a similar investment strategy. In response to the Comment, however, the Fund has revised the disclosure to remove the reference to the LSV Value Equity Fund and provide additional information about how the Fund is managed.

b. Please revise the disclosure to clarify how the investment model is restricted with respect to (1) industry and sector allocations and (2) security weightings relative to the S&P 500 Index benchmark.

Response. As discussed in response to Comment 4.a., the Fund has revised the disclosure to provide additional detail.

Principal Risks

5.	Comment. Please confirm supplementally whether “ETF Risks—Cash Transactions Risk” is a principal risk factor of the Fund.

Response. The Fund anticipates that the Fund’s creation and redemption orders may reflect a mix of in-kind and cash orders over time. The Fund notes that such expectation is consistent with disclosure throughout the Amendment, such as under the “Purchase and Sale of Fund Shares” section, which states “Creation Unit transactions are conducted in exchange for the deposit or delivery of a portfolio of in-kind securities designated by the Fund and/or cash.” Consequently, the Fund confirms that this is a principal risk of the Fund.

6.	Comment. With reference to the “Value Investing Risk” paragraph, please consider moving this risk factor to a more prominent location, given that this risk factor directly relates to the Fund’s principal investment strategy. C.f. ADI 2019-08—Improving Principal Risks Disclosure.

Response. The Fund has moved the risk factor to a more prominent location in the summary and statutory portions of the Prospectus.

Raymond Be, Esq.

December 4, 2024

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax
Christopher Trueax

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